SECU 05039699 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~42533~~ 8-49874

RECEIVED MAR 28 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Clayton, Dunning & Company, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

40 Wall Street 31st Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Sidler (212)480-3220
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

805 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 15 2005
THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, **Robert Lau**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Clayton, Dunning & Company, Inc.**, as of **December 31, 2004** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Robert C. Lau
Signature

Chairman & Chief Executive Officer
Title

Notary Public

Gary J. Mair
My Commission DD279552
Expires January 23, 2008

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Independent Auditor's Report 1

Financial Statements:

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-9

Supplementary Information:

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 11

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 12-13

Report on Internal Control Required by SEC Rule 17a-5 Claiming an Exemption from SEC Rule 15c3-3 14-15

SHERB & CO., LLP

805 Third Avenue
New York, NY 10022
Tel: 212-838-8100
Fax: 561-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Mr. Robert Lau
Clayton, Dunning & Company, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Clayton, Dunning & Company, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clayton, Dunning & Company, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

New York, New York
March 23, 2005

CLAYTON, DUNNING & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	61,952
Commissions receivable		167,022
Deposits with clearing organization		125,002
Advances to related parties		4,855
Other assets		8,990
Property and equipment, net of accumulated depreciation of $1,873		11,237
Deposits		162,197
Total assets	$	541,255

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	29,007
Commissions payable		88,756
		117,763
Stockholder's equity		
Common stock, no par value; 10,000,000 shares authorized 10,000,000 shares issued and outstanding		10
Additional paid-in capital		610,698
Accumulated deficit		(187,216)
Total stockholder's equity		423,492
Total liabilities and stockholder's equity	$	541,255

See accompanying notes to financial statements.

CLAYTON, DUNNING & COMPANY, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

Revenues:	
Commissions	$ 1,396,831
Administrative and advisory fees	182,067
Total revenues	1,578,898
Expenses:	
Commissions to agents/representatives	806,178
Employee compensation and benefits	287,934
Taxes other than federal income tax	33,443
Insurance	47,974
Regulatory fees and expenses	140,382
Bank charges and other charges	2,400
Professional fees	207,264
Office expenses	28,581
Travel and entertainment	27,667
Postage and shipping	14,551
Maintenance	1,391
Telephone and internet	23,563
Depreciation	1,873
Utilities	768
Rent	126,595
Total expenses	1,750,564
Operating loss	(171,666)
Other expense:	
Allocation agreement expense	15,000
Total other expense	15,000
Net loss	$ (186,666)

See accompanying notes to financial statements.

CLAYTON, DUNNING & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock - No Par Value		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2003	10,000,000	$ 10	$ 18,509	$ (550)	$ 17,969
Capital Contributions	-	-	592,189	-	592,189
Net loss for the year ended December 31, 2004	-	-	-	(186,666)	(186,666)
Balance, December 31, 2004	10,000,000	$ 10	$ 610,698	$ (187,216)	$ 423,492

See accompanying notes to financial statements.

CLAYTON, DUNNING & COMPANY, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net loss	$ (186,666)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	1,873
Changes in assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	(167,022)
Deposits with clearing organization	(125,002)
Advances to related parties	(4,855)
Other assets	(5,390)
Deposits	(162,197)
Increase (decrease) in:	
Commissions payable	88,756
Accounts payable and accrued expenses	29,007
Net cash used in operating activities	(531,496)
Cash flows from investing activities:	
Purchase of property and equipment	(5,281)
Cash flows from financing activities:	
Capital contributions	592,189
Net decrease in cash	55,412
Cash, beginning of year	6,540
Cash, end of year	$ 61,952

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Clayton, Dunning & Company, Inc. (the "Company") was incorporated in the state of Florida. The Company is a registered broker/dealer, with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD) engaged in the business of selling securities and advising clients on investment banking deals.

All customer accounts are cleared through either, First Southwest Company or Terra Nova Trading, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2004.

Revenue Recognition

The Company generates commission income from sales and purchases of securities and earns commission from investment deals on behalf of customers. Commissions are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards Number 109, "Accounting for Income Taxes" ("Statement No. 109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those assets or liabilities are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 3 – DEPOSITS WITH CLEARING ORGANIZATIONS

As required by its clearing organization, a deposit of $125,002 exists at First Southwest Company.

NOTE 4 –RELATED PARTY TRANSACTIONS

As of December 31, 2004, the Company has advanced $4,855 to certain registered representatives. Such advances are noninterest bearing and due on demand, it is the Company's intent to deduct advances due from registered representatives from the future commissions payable to such individuals.

NOTE 5 –PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Estimated Useful Life (Years)	
Computers	3	$13,110
Less: accumulated depreciation		(1,873)
		$11,237

Depreciation expense for the year ended December 31, 2004 was $1,873.

NOTE 6 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2004 are as follows:

Deferred tax assets:		
Net operating loss carryforwards	$	64,000
Less valuation allowance		(64,000)
Net deferred tax assets	$	-

The net change in the valuation allowance during the year ended December 31, 2004 was an increase of $64,000.

The reconciliation of the income tax computed at the U.S. federal statutory rate to income tax expense for the period ended December 31, 2004:

Tax benefit at federal statutory rate (34%)	$	64,000
Change in valuation allowance		(64,000)
Net income tax benefit	$	-

FASB No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a full valuation allowance at December 31, 2004 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. At December 31, 2004 the Company has available net operating loss carryforwards of approximately $187,000 which expire beginning in the year 2023.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $236,213, which was $228,362, in excess of its required net capital of $7,851. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .50 to 1.

NOTE 8 – RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company clears all of its customer securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

The Company has a $167,022 receivable from their clearing organizations at December 31, 2004 which consists primarily of the Company's net commissions due from customer trades.

NOTE 9 –STOCKHOLDERS' EQUITY

October 15, 2004, the Company amended its articles of incorporation to increase the number of authorized shares to 10,000,000.

On October 9, 2003, the former sole shareholder entered into a purchase agreement with Charleston Capital, LLC, whereby 100% of the Company's shares outstanding would be sold. Due to the failure of Charleston Capital, LLC, to obtain the required regulatory approval for a change of control the former sole shareholder reacquired 100% control of the Company in 2004. During the period which Charleston Capital, LLC maintained control of the Company, they had contributed to capital a total of $214,961.

On November 17, 2004, the shareholders of the Company exchanged all of the outstanding shares of the Company (10,000,000) for 10,000,000 shares of Clayton Dunning Group, Inc.

During the year ended December 31, 2004, the Company received capital contributions from Clayton Dunning Group, Inc. totaling $387,197.

NOTE 10 – COMMITMENTS

Employment Agreement:

On September 10, 2004, the Company entered into a ten-year employment agreement with its President and Chief Operating Officer. The contract calls for annual base salary of $125,000. Such amount shall increase to $150,000 upon the Company achieving $250,000 in gross revenues for a three month period. If the average gross revenue for a three month period is in excess of $300,000 then this executive's salary will be increased to $200,000.

Operating Leases:

On December 23, 2004, the Company entered into a eleven-year lease for office space. Monthly base rental expense under this lease is $23,853 plus the Company's share of the spaces operating expenses. The base rent increases every four years by approximately 6.50%. Total rent expense for the year ended December 31, 2004 was $126,595.

The Company entered various operating leases for office equipment. These leases range from 30 to 36 months. Total monthly lease payments for equipment leases are $321.

Future minimum lease payments:	
2005	$290,082
2006	290,082
2007	288,066
2008	298,956
2009	305,312
Thereafter	1,685,580
	$3,158,078

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

SUPPLEMENTARY INFORMATION

CLAYTON, DUNNING & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Net capital computation:	
Total Stockholder's Equity	$ 423,492
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable	5,845
Other assets	8,000
Deposits	162,197
Property and equipment	11,237
Total non-allowable assets	187,279
Net capital before haircuts on securities positions	236,213
Haircuts on securities	-
Total haircuts on securities	-
Net capital	236,213
Required minimum capital	7,851
Excess net capital	$ 228,362
Aggregate indebtedness:	
Aggregate indebtedness as included in the Statement of Financial Condition	$ 117,763
Total aggregate indebtedness	$ 117,763
Ratio of aggregate indebtedness to net capital	.50 to 1
Reconciliation:	
Net capital, per unaudited December 31, 2004 FOCUS report, as filed	$ 236,213
Net audit adjustments	-
Net capital, per December 31, 2004 audited report, as filed	$ 236,213

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3 i.e., as all customer transactions are cleared through Southwest Company or Terra Nova Trading, LLC. on a fully disclosed basis.

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3 i.e., as all customer transactions are cleared through Southwest Company or Terra Nova Trading, LLC. on a fully disclosed basis.

SHERB & CO., LLP

805 Third Avenue
New York, NY 10022
Tel: 212-838-8100
Fax: 561-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Mr. Robert Lau
Clayton, Dunning & Company, Inc.
New York, NY

In planning and performing our audit of the financial statements and supplemental schedules of Clayton, Dunning & Company, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shenk & Co., LLP
Certified Public Accountants

New York, New York
March 23, 2005